Exhibit 12
NATIONAL HEALTH INVESTORS, INC.
STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(dollars in thousands)
(unaudited)

						Three Months
	Year Ended					Ended
	2005	2006	2007	2008	2009	March 31, 2010
Earnings
Income from continuing operations	$48,850	$56,561	$75,571	$51,579	$58,136	$14,693

Add: State Franchise taxes based on gross receipts	—	—	38	38	52	17
Add: Fixed charges	8,493	8,261	4,700	336	182	228

Total Earnings	$57,343	$64,822	$80,309	$51,953	$58,370	$14,938

Fixed Charges
Interest expense	$8,493	$8,261	$4,700	$323	$175	$228
Estimated interest in rental expense(1)	—	—	—	13	7	—

	$8,493	$8,261	$4,700	$336	$182	$228

Ratio of Earnings to Fixed Charges	6.75	7.85	17.09	154.62	320.71	65.52

(1)	Assumes that approximately one-third of rent expense is representative of the interest factor.